INVEST IN **APRIL**

The 1st Content Creator Platform for Real Estate







April
Feel at home

theaprilapp.com New York NY

Technology | Software | Marketing | Real Estate | Tech

LEAD INVESTOR

David Rubin David Rubin

I am investing in April because I believe in the strong leadership team as well as the product market fit. April is a more interactive and user friendly way to market and find apartments. Searching for apartments online is often times very opaque. April provides a better platform for real estate professionals to share property and provide unique insights to potential renters. The marketing capabilities of most apartment owners are underdeveloped as compared to other industries. Video will be a key component of all rental offerings in the future. The market is very large under 1% of all rentals are marketed in a modern digital way. Lastly, the leadership team is top notch with a passion to help foster better relationships and communication between landlords, brokers, marketers, and renters.

Invested $1,000 this round & $10,000 previously

Learn about Lead Investors

Highlights

1. 25,000+ apartment units in the April Partner network (and growing!) / 10,000+ app downloads
2. Investors include RE+Tech experts: Meta, Family offices, Savills, Captiv8, Antler VC, MorningBrew
3. Global Apartment Rentals is a $2.4 Trillion market, growing to $3.6 Trillion by 2026
4. April is a game changing new platform, applying engaging video based marketing to Real Estate
5. 10 Million+ content views / 35,000+ shares generated for apartments / 100s of apartments marketed
6. Launched in NYC in 2021, expanding to other cities in 2022
7. Founding Team and Advisory Board have extensive experience in Real Estate and Tech

Our Team



Sundaresh Mahendra Founder, CEO

Our Team



Sundaresh Mahendra Founder, CEO

5+ years experience in Real Estate tech leadership. Former Vice President at Citi, focusing on public infrastructure. BBA from University of Michigan.

Renters want a better experience and landlords are impatient to find engaged renters and new audiences. While transactions in other sectors happen with the click of a button, real estate has chosen to remain behind. April leverages the transparency of video content and the traction of social media to innovate the process for everyone.



Benjamin Wallsten Founder, CPO

8+ years experience in mobile and tech products. Background in UX design, Product and Data Science. BS in Cognitive Science from University of California at Santa Cruz.



Mauro Canuto Founder, CTO

10+ years experience in building mobile and tech products. Full stack engineer. Bachelors and Masters in Computer Engineering from Politecnico di Torino.



Walker Brandt Head of Platform



Kate Shaffer Influencer Marketing Manager



Marco Salomone Operations Manager



Stephanie Win UX Designer



Ranier Tinkelenberg UX Designer



Hannah Hanrahan Community Platform Manager



Fabio Ferrero Senior Developer



Nina Lopez Chapman TikTok Manager



Hannah Canerday Instagram Manager



Stefano Ciccone Platform Operations Analyst



Jonathan Fishman Business Development

April - Feel at home

Problem

Consumers are buying more and more based on content.

Platforms like Instagram and TikTok have turned creating content and curating audiences into an opportunity to directly market products and services. Social commerce is growing quickly from a $492 Billion market in 2022 to an expected $1.2 Trillion market in 2025.



Landlords are disconnected from the mobile & social renter.

Existing platforms have yet to adapt to fit new renter behaviors and expectations, such as viewing mobile videos and smart recommendations. Landlords are continuing to miss out on potential tenants who expect a modern experience.


Not mobile friendly at all.


448 East 84th Street #5E
$1,650

Real Estate professionals seek modern alternatives.

The pandemic has shown the enormous potential for content marketing as the Creator Economy grows, especially in Real Estate.


THE WALL STREET JOURNAL.
TikTokers Filmed Inside a $5.299 Million California Listing. It Found a Buyer in Two Weeks.
The Creator Economy Boom
Entrepreneur
The Continuous Growth And Future Of The Creator Economy
Forbes

Solution

Social Media amplifies Real Estate.

April is the first platform connecting Real Estate to Social Media and the Creator Economy. We market real estate in an innovative way, that is both personal and relatable.

Download the April App for iPhone!


April Product Demo
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Product

Marketing real estate to the modern, mobile renter.

April works with local Content Creators to market apartments through engaging video walkthroughs and personalization. Landlords benefit from much higher exposure and greater content performance, which translates into more leads for those units and their portfolios.





Local Content Creators
Renters
Vacant Real Estate

The flywheel behind next-gen Real Estate marketing.

April connects Creators with vacant real estate that needs to be marketed. April Creators post engaging content about the properties, which drives leads for April Partners. As properties get more leads and more exposure, Partners add more units to be marketed through April. Those new units result in more content marketing opportunities for April Creators.



CONTENT CREATORS
April
LANDLORDS
RENTERS
Content Creator films apartment content and gets more views and engagement
Landlord gets quality leads faster, and gives April more units
Renter finds April through influencers and becomes a tenant lead

Content Creators bring trust and curation to Real Estate.

Content Creators breathe new life into Real Estate marketing by personalizing the discovery process and making recommendations that their followers trust. Our creators come from a diverse array of backgrounds and content genres, adding a unique and exciting new dimension to the Real Estate content they produce and the apartment hunting experience for potential renters.

Meet some of April's Creators! Check out their content by clicking on the cards below.



@laila_elnaggar
April Posts: 7 Genre: Lifestyle
Midtown & Downtown Manhattan


@laurenthelolife
April Posts: 4 Genre: Lifestyle
Downtown Manhattan & Brooklyn
My Big 3


@anthonyrichpark
April Posts: 2 Genre: Real Estate
Lower, Middle, & Upper Manhattan

We love working with local Creators!

What's it like to be a Creator with April? Take a look!


April Creator Platform
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Traction

April, by the numbers.


1st Content Creator
Over



Platform for Real Estate

10 million+
Content views on the April platform

25,000+
Apartment units in the April Partner Network

10,000+
April App downloads

Unlocking a broader audience for Landlords.

April gives Landlords access to **new marketing channels**, allowing them to reach broader audiences and more potential renters.



On average, April generates **significant engagement** per marketed unit:

52,000+ Views

4,600+ Likes

80+ Shares

Figures based on in-house performance data.



"April has added tremendous value to our marketing efforts by generating vetted leads for our portfolio from a demographic we otherwise wouldn't reach. April content creators do an excellent job of producing high-quality, personalized videos that tell the story of our properties and our communities."

Kenneth Thompson
Acquisitions at L+M Development Partners (Institutional real estate developer/owner-operator)

A brand new revenue stream for content creators.

Creators love making apartment content. April unlocks this new sector and provides a **point of entry** for creators to get into Real Estate.



300+ Jobs fulfilled

150+ Local creators making money with April

10+ Cities on our waitlist



"Working with April has unlocked fresh ways for me to create and monetize content in a variety of unique spaces. I love the way that creating content for April helps me tell stories of the city I call home, while simultaneously connecting with my audience and showing them new things!"

Laila, April Content Creator

Customers

The Landlord is the key stakeholder.

We work with Landlords to showcase their vacant properties and differentiate their marketing efforts.



Current Market

Anticipated: 2022

Anticipated: 2023

Medium Landlords	Small Landlords	Large Landlords
Unit Count: 500 - 5,000	Unit Count: 10 - 500	Unit Count: 5,000 - 50,000
Institutional + Family Offices	Retail + Institutional	Institutional + REITs
10 million units in the USA	24 million units in the USA	10 million units in the USA

All figures based on 2021 market data and in-house calculations

Forward-looking projections cannot be guaranteed

Forward-looking projections cannot be guaranteed.

April renters are mobile, social, and hyper local.




81%
of April Renters identify as women

20   **26**   40

Average age of April Renters

75%
of April Renters are ready to move within 2 weeks

Landlords and renters trust April Creators.




91%
of April Creators identify as women

20   **23**   28

Average age of April Creators

Typical April Creator background:
Lifestyle Fashion Fitness Music Beauty

Business Model

Landlords pay April to showcase vacant units.

April's Partner Network includes Landlords, Brokerages and Property Managers.



All figures based on 2021 market data and in-house performance data.

Forward-looking projections cannot be guaranteed.

Market

Leading a new generation of Real Estate.

April sits at the nexus of the largest asset class in the world, Real Estate, and one

of the fastest growing segments, the Creator Economy. This gives April the opportunity to revolutionize the way Real Estate is marketed and open brand new categories for the Future of Work.



$104 Billion
industry, just starting to tap into Real Estate
Residential Real Estate
April
The Creator Economy
45.5 Billion Squarefeet
in the USA, biggest industry in the world
Figures based on 2021 market data.

The global apartment rental industry is massive.

Currently $2.4 Trillion in size, the **Global Apartment Rental industry will grow** to $3.6 Trillion by 2026.



45 million rentals In the USA
46 million units In our 20 global cities target list
<1% have videos!
Figures based on in-house calculations, based on 2020-2021 market data.

Competition

Uniquely positioned to disrupt Real Estate



Rhino
ClickPay
Lemonade
Transactional tools to streamline the process
LATCH
common
April
alpaca
renthop
StreetEasy
TikTok
Helps renters discover apartments
Platforms that help Creators monetize content

Vision

Accelerating the Real Estate Creator Economy.

April starts with Social Media influencers and the Discovery process. Over time, we unlock new types of content focused around the Home, which creates new job opportunities for Creators and new revenue streams for April through social commerce.

Decoration



A next-gen renting experience and social commerce.

As we build our community and learn from our renters, we will keep making the renting experience better and better. AR and VR are powerful when applied as visualization tools for the home. April will become the go-to social commerce platform for everything related to the home.



As a consumer class, Renters are a massive market opportunity.

As our community of Renters scales, we see a large opportunity to become the one stop shop for everything related to the home.

$22.9 Billion spent on furniture/year

$8.8 Billion spent on kitchenware/year

$4.2 Billion spent on renters insurance/year

$17.6 Billion spent on pet goods/year

$15.2 Billion spent on wall decor/year

$12.9 Billion spent on cleaning supplies/year

Figures based on in-house analysis of 2020 market data



Investors

Our investors are thought leaders in Social Media, Tech and Real Estate.

 **Taz Patel**
Co-founder and former Chief Revenue Officer at Captiv8, Influencer marketing and monetization expert.

 **Alex Lieberman**
Founder and Chairman at Morning Brew, Marketing and Influencer expert, prolific content creator.

 **Mitchell Steir**
Former Chairman/CEO of Savills, 35+ years leading experience in Real Estate.

 **Keith Watts**
Head of Real Estate at Meta (Facebook and Instagram), Real Estate Industry thought leader, Marketing expert.

 **Antler Global**
Early Stage VC Fund, $2 bln portfolio of early stage tech across 17 countries.

 **Gopal Das**
Managing Director at Das and Co, Prolific tech investor at family office. Investments include SpaceX, Relativity Space, Inversion Space and SafeHouse Technologies.

 **Kenneth Thompson**
Acquisitions at L+M Development Partners, Institutional real estate developer/owner-operator.

 **Ryan Baltimore**
COO at BRT Apartments Corp, Executive at national REIT owning thousands of Multifamily Apartments.

Founders

Founding team with decades of experience in Real Estate and Tech.

 **Sundaresh Mahendra**

Founder, CEO, 5+ years experience in real estate tech leadership. Vice President at Citi, focusing on public infrastructure. BBA from University of Michigan.

 **Benjamin Wallsten**

Founder, CPO, 8+ years experience in mobile and tech products. Background in UX design, Product and Data Science. BS in Cognitive Science from University of California at Santa Cruz.

 **Mauro Canuto**

Founder, CTO, 10+ years experience in building mobile and tech products. Full stack engineer. Bachelors and Masters in Computer Engineering from Politecnico di Torino.

Team

 **Sundaresh Mahendra**
Founder, CEO

 **Benjamin Wallsten**
Founder, CPO

 **Mauro Canuto**
Founder, CTO

 **Walker Brandt**
Head of Platform

 **Kate Shaffer**
Influencer Marketing Manager

 **Marco Salomone**
Operations Manager

 **Stephanie Win**
UX Designer

 **Ranier Tinkelenberg**
UX Designer

 **Hannah Hanrahan**
Community Platform Manager

 **Fabio Ferrero**
Senior Developer

 **Nina Lopez Chapman**
TikTok Manager

 **Hannah Canerday**
Instagram Manager

 **Stefano Ciccone**
Platform Operations Analyst

 **Jonathan Fishman**
Business Development

Signup Links

Landlord Partner Waitlist

Creator Waitlist

Suggest a City

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Helpful reading

Leasing Apartments Directly from Social Media is Coming (Globe Street)

TikTokers Filmed Inside a $5.299 Million California Listing. It Found a Buyer in Two Weeks. (Wall Street Journal)

The Creator Economy Boom (Entrepreneur)

The Continuous Growth and Future of the Creator Economy (Forbes)

The Ultimate Guide to the Creator Economy (Antler VC)

Creator Economy Market Map (SignalFire VC)

The $100 Billion Creator Economy (SignalFire VC)

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Thank you!